Exhibit 99.1
E-House Reports Third Quarter 2008 Results
Company achieves revenue and net income growth of 28% year-over-year
SHANGHAI, China, November 20, 2008 — E-House (China) Holdings Limited (“E-House” or the “Company”) (NYSE: EJ), a leading real estate services company in China, today announced its unaudited financial results for the fiscal quarter and nine months ended September 30, 2008.
Financial Highlights
♦	Total revenues were $39.3 million for the third quarter of 2008, an increase of 28% from $30.6 million for the same quarter in 2007.

♦	For the first nine months of 2008, total revenues were $115.5 million, an increase of 63% from $70.7 million for the same period in 2007.

♦	Net income for the third quarter of 2008 was $10.9 million, an increase of 28% from $8.5 million for the same quarter in 2007.

♦	For the first nine months of 2008, net income was $31.3 million, an increase of 62% from $19.3 million for the same period in 2007.

♦	Diluted earnings per ADS were $0.13 for the third quarter of 2008 and $0.39 for the first nine months of 2008, compared to $0.11 and $0.26, respectively, for the same periods in 2007.
“During the third quarter, China’s real estate industry experienced its most severe downturn in recent history,” said Mr. Xin Zhou, E-House’s chairman and chief executive officer. “The continued deterioration in sentiment among potential real estate buyers, a slowdown in China’s economy and the Beijing Olympic Games all contributed to the sharp decline in both primary and secondary real estate transaction volumes across most of the cities where we operate. The total sales volume of properties sold by E-House also declined compared to the third quarter of 2007, when the market was at its peak. However, we were still able to achieve revenue and profit growth, largely due to our rapidly expanding consulting and information services business.”
Mr. Zhou added, “Looking ahead to the fourth quarter of 2008, we expect conditions within China’s real estate sector to remain challenging. China’s economic growth continues to show obvious signs of slowing down and consumer sentiment continues to deteriorate. Available data on real estate transactions in October continue to reveal a sharp decline in volume for most major cities compared to last year. However, the Chinese government recently announced a series of measures aimed at stimulating economic growth and encouraging real estate purchases. These measures include lowering interest rates, reduction of taxes for certain types of real estate transactions and favorable mortgage lending terms for certain types of real estate purchases. While the immediate impact of these measures may be limited, we believe that these measures will clearly help China’s economy and the real estate sector over the long term.
“Since the October holiday period, many developers with projects in E-House’s pipeline launched sales and carried out aggressive promotions in order to generate sales volume and cash flow. This has led to a substantial increase in sales volume for E-House compared to the third quarter. However, following the central bank’s announcement in October of the new mortgage lending policy, most commercial banks have still not issued detailed rules to clarify whether and to what extent the favorable lending terms can be extended to a wider range of purchases than what the central bank has already specified. This has caused a temporary halt in the signing of new mortgage loan agreements in many locations while consumers and bank branches wait for clear instructions. Since the definition of a successful sale in many of our agency contracts requires the signing of the mortgage loan agreement, the timing of our revenue recognition for many of our sales in the fourth quarter may be adversely affected. Our total revenues for the fourth quarter will be highly dependent on this factor.
“In this challenging environment, E-House’s position remains highly unique and favorable. As developers struggle to generate sales volume and streamline their management and cost structure, we thereby continue to gain market share by signing more projects while building an unprecedented project pipeline. Our consulting business also benefits from developers’ increased need for better information and market intelligence. Once the industry starts to recover, we will be well positioned to resume robust growth.”
Mr. Li-Lan Cheng, E-House’s chief financial officer, added, “During the third quarter of 2008, we were able to achieve revenue growth largely as a result of strong growth in our consulting business. Income from operations and operating margin for the third quarter of 2008 both declined as compared to the same period in 2007 as our cost base increased more than our revenue. Net income increased and net margin was stable for the third quarter of 2008 compared to the same period in 2007 due to downward adjustment of our effective tax rate following the government’s confirmation of the 18% applicable corporate tax rate for our primary agency business in Shanghai, as opposed to the 25% tax rate applicable for most other businesses in China.”
Mr. Cheng added, “In addition to the uncertainty with our revenues for the fourth quarter as Mr. Zhou stated, we expect our fourth quarter operating and net margins to be lower than the same period in 2007. This is because our fourth quarter revenue is unlikely to increase proportionally as much as our cost base has compared to the same period in 2007, when we recorded very strong revenue growth. In addition, we had a much lower effective tax rate in the fourth quarter of 2007 than what we expect to receive this year.”
Financial Results for the Third Quarter and First Nine Months of 2008
Revenues
Total revenues were $39.3 million for the third quarter of 2008, an increase of 28% from $30.6 million for the same quarter in 2007. For the first nine months of 2008, total revenues were $115.5 million, an increase of 63% from $70.7 million for the same period in 2007.
Primary Real Estate Agency Services
Revenues from primary real estate agency services were $20.1 million for the third quarter of 2008, a decrease of 22% from $25.7 million for the same quarter in 2007. This decrease was mainly due to reduced overall real estate transaction volume in most of the cities where the Company operates, as a result of slower growth in China’s economy and further deterioration of the demand for real estate purchases. These factors contributed to decreases in both the gross floor area (“GFA”) and total transaction value of new properties sold by the Company. (See “Selected Operating Data” below for details.) For the first nine months of 2008, revenues from primary real estate agency services were $70.3 million, an increase of 19% from $59.0 million for the same period in 2007. The average commission rate was 2.4% in the first nine months of 2008 compared to 2.3% in the same period of 2007.
Secondary Real Estate Brokerage Services
Revenues from secondary real estate brokerage services were $1.8 million for the third quarter of 2008, a decrease of 47% from $3.3 million for the same quarter in 2007. This decrease was due to factors similar to those that caused a decrease in revenues from primary real estate agency services. For the first nine months of 2008, revenues from secondary real estate brokerage services were $7.8 million, an increase of 7% from $7.4 million for the same period in 2007. As of September 30, 2008, E-House had a total of 136 secondary real estate brokerage stores in five cities in China, compared to 161 stores as of June 30, 2008, as a result of the Company’s decision to close those stores whose leases expired and whose operating performance had been poor.
Real Estate Consulting and Information Services
Revenues from real estate consulting and information services were $17.2 million for the third quarter of 2008, a substantial increase from $1.7 million for the same quarter in 2007. The increase was primarily due to substantial consulting revenues derived from strategic arrangements the Company entered into with major developers covering multiple cities and projects and an increase in the number and size of consulting projects completed for other developers. The increase also resulted from the completion of a consulting project associated with land transfer for a client. For the first nine months of 2008, revenues from real estate consulting and information services were $36.6 million, a substantial increase from $4.3 million for the same period in 2007.
Cost of Revenues
Cost of revenues was $8.1 million for the third quarter of 2008, a decrease of 4% from $8.4 million for the same quarter in 2007. The decrease was primarily due to lower commissions paid to the Company’s sales staff as a result of lower transaction values for new properties sold and lower project-related advertising and promotion expenses that the Company was contractually obligated to pay for several primary real estate projects. This was partially offset by base salaries and benefits paid to the Company’s sales staff, higher costs associated with developing, maintaining and updating the CRIC database system as a result of the expansion of the Company’s real estate consulting and information services, and higher operating costs incurred at sales offices. For the first nine months of 2008, cost of revenues was $21.4 million, an increase of 40% from $15.3 million for the same period in 2007.
Selling, General and Administrative Expenses
Selling, general and administrative expenses were $21.4 million for the third quarter of 2008, an increase of 83% from $11.7 million for the same quarter in 2007. This was primarily due to an increase in staff salaries, bonuses, consulting expenses, rental and travel expenses as a result of hiring additional managerial employees and the expansion of consulting and information services. The increase was also due to higher share-based compensation expenses as a result of share options granted in 2007 and 2008. For the first nine months of 2008, selling, general and administrative expenses were $55.0 million, an increase of 88% from $29.2 million for the same period in 2007.
Income from Operations
Income from operations was $9.9 million for the third quarter of 2008, a decrease of 7% from $10.5 million for the same quarter in 2007. For the first nine months of 2008, income from operations was $39.1 million, an increase of 49% from $26.2 million for the same period in 2007.
Net Income
Net income was $10.9 million for the third quarter of 2008, an increase of 28% from $8.5 million for the same quarter in 2007. For the first nine months of 2008, net income was $31.3 million, an increase of 62% from $19.3 million for the same period in 2007.

Cash Flow
As of September 30, 2008, the Company had a cash balance of $173.1 million. Net cash outflow from operating activities was $43.3 million in the third quarter of 2008. The cash outflow from operating activities was mainly due to an increase in customer deposits by approximately $26.2 million and an increase in accounts receivables by approximately $25.4 million, partially offset by net income of $10.9 million.
Business Outlook
The Company estimates that its revenues for the fourth quarter of 2008 will be in the range of $36 million to $40 million, representing a decrease of 29% to 21% over the same quarter in 2007. For the full year 2008, the Company estimates that its revenues will be in the range of $152 million to $156 million, representing an increase of 25% to 29% over 2007. This updated annual revenue guidance reflects the Company’s expectation that challenging market conditions will persist through the remainder of 2008 due to highly volatile financial and credit markets, the effect of decreased consumer spending within the real estate industry over the near term and uncertainty related to the timing of the Company’s revenue recognition in the fourth quarter.
Conference Call Information
E-House’s management will host an earnings conference call at 8:00am on November 20, 2008 U.S. Eastern Standard Time (9:00pm on November 20, 2008 Beijing/Hong Kong time).
Dial-in details for the earnings conference call are as follows:

US:	+1-617-614-4907
Hong Kong:	+852-3002-1672
Mainland China:	10-800-130-0399
Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call. The passcode is “E-House earnings call.”
A replay of the conference call may be accessed by phone at the following number until November 27, 2008:

International:	+1-617-801-6888
Passcode:	51037379
Additionally, a live and archived webcast along with the transcript of the conference call will be available at http://ir.ehousechina.com.
About E-House
E-House (China) Holdings Limited (“E-House”) (NYSE: EJ) is a leading real estate services company in China. Since its inception in 2000, E-House has experienced rapid growth and is China’s largest real estate agency and consulting services company with a presence in more than 30 cities. E-House provides primary real estate agency services, secondary real estate brokerage services and real estate consulting and information services, and has received numerous awards for its innovative and high-quality services, including “China’s Best Company” from the National Association of Real Estate Brokerage and Appraisal Companies. E-House believes it has the largest and most comprehensive real estate database system in China, providing up-to-date and in-depth information covering residential and commercial real estate properties in all major regions in China. For more information about E-House, please visit www.ehousechina.com.

Safe Harbor: Forward-Looking Statements
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “may,” “intend,” “is currently reviewing,” “it is possible,” “subject to” and similar statements. Among other things, the Business Outlook section and quotations from management in this press release, as well as E-House’s strategic and operational plans, contain forward-looking statements. E-House may also make written or oral forward-looking statements in its reports with the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about E-House’s beliefs and expectations, are forward-looking statements and are subject to change, and such change may be material and may have a material adverse effect on the Company’s financial condition and results of operations for one or more prior periods. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained, either expressly or impliedly, in any of the forward-looking statements in this press release. Potential risks and uncertainties include, but are not limited to, continued low real estate transaction volume in China, a further slowdown in the growth of China’s economy, government measures aimed at cooling off or stimulating China’s real estate industry that may adversely and materially affect E-House’s business, failure of the real estate services industry in China to develop or mature as quickly as expected, disruptions in the financial markets and other macro-economic challenges currently affecting the economy of the United States and other parts of the world, diminution of the value of E-House’s brand or image due to E-House’s failure to satisfy customer needs and/or other reasons, E-House’s inability to successfully execute its strategy of expanding into new geographical markets in China or its business plans for strategic alliances and other new business initiatives, E-House’s failure to manage its growth, E-House’s loss of its competitive advantage due to its failure to maintain and improve its proprietary CRIC system and/or other reasons, E-House’s reliance on a concentrated number of real estate developers, and other risks outlined in E-House’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and E-House does not undertake any obligation to update any such information, except as required under applicable law.
For investor and media inquiries please contact:
In China
Michelle Yuan
Manager, Investor Relations
E-House (China) Holdings Limited
Phone: +86 (21) 5228-3793
E-mail: liyuan@ehousechina.com
Cathy Li
Ogilvy Financial, Beijing
Phone: +86 (10) 8520-6104
E-mail: cathy.li@ogilvy.com
In the U.S.
Thomas Smith
Ogilvy Financial, New York
Phone: +1 (212) 880-5269
Email: thomas.smith@ogilvypr.com

E-HOUSE (CHINA) HOLDINGS LIMITED
UNAUDITED CONSOLIDATED BALANCE SHEET
(In thousands of U.S. dollars)

	December 31, 2007	September 30, 2008
ASSETS
Current assets
Cash and cash equivalents	101,148	173,120
Restricted cash	3,091	31,631
Customer deposits	123,339	120,403
Notes receivables	—	147
Unbilled accounts receivable, net	55,846	95,626
Accounts receivable, net	11,167	17,116
Properties held for sale	872	1,119
Advance payment for properties	—	8,912
Deferred tax assets	2,684	2,853
Prepaid expenses and other current assets	7,066	13,346
Amounts due from related parties	2,774	1,956

Total current assets	307,987	466,229
Property, plant and equipment, net	6,502	8,430
Intangible assets, net	3,099	2,807
Investment in affiliates	—	12,254
Goodwill	2,549	3,557
Customer deposits, non-current portion	7,887	1,087
Deferred tax assets, non-current portion	447	475
Other non-current assets	1,082	275

Total assets	329,553	495,114

Current liabilities
Short-term borrowings	6,845	29,333
Accounts payable	1,557	1,386
Accrued payroll and welfare expenses	12,632	11,215
Income tax payable	17,880	19,192
Other tax payable	5,568	4,458
Amounts due to related parties	2,572	950
Advance from property buyers	3,091	1,217
Other current liabilities	4,365	8,187

Total current liabilities	54,510	75,938
Deferred tax liabilities	751	607
Deferred revenue-non-current portion	—	2,106
Other non-current liabilities	200	200

Total liabilities	55,461	78,851

Minority interest	2,919	3,656

Commitments and contingencies
SHAREHOLDERS’ EQUITY:
Ordinary share ($0.001 par value):
1,000,000,000 and 1,000,000,000 shares authorized, 76,473,759 and 82,473,759 shares issued and outstanding, as of December 31, 2007 and September 30, 2008, respectively	76	82
Additional paid-in capital	209,907	310,170
Retained earnings	54,505	85,822
Accumulated other comprehensive income	6,685	16,533

Total shareholders’ equity	271,173	412,607

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	329,553	495,114

E-HOUSE (CHINA) HOLDINGS LIMITED
UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands of U.S. dollars, except share data and per share data)

	Three months ended		Nine months ended
	September 30,		September 30,
	2007	2008	2007	2008
Revenues:
Primary real estate agency services	25,697	20,145	58,998	70,290
Secondary real estate brokerage services	3,278	1,752	7,368	7,848
Real estate consulting and information services	1,661	17,187	4,301	36,646
Others	—	250	—	750

	30,636	39,334	70,667	115,534
Cost of revenues	(8,429)	(8,115)	(15,313)	(21,425)
Selling, general and administrative expenses	(11,659)	(21,362)	(29,186)	(55,005)
Income from operations	10,548	9,857	26,168	39,104
Other income (expense):
Interest expenses	(151)	(775)	(500)	(1,909)
Interest income	1,028	1,704	1,155	2,615
Other income, net	523	935	523	(419)
Investment income		14		14

Income before taxes and minority interest	11,948	11,735	27,346	39,405
Income tax expense	(3,160)	(1,555)	(7,233)	(8,555)
Minority interest	(252)	715	(814)	467

Net income	8,536	10,895	19,299	31,317
Earnings per share:
Basic	0.11	0.13	0.26	0.39
Diluted	0.11	0.13	0.26	0.39
Shares used in computation:
Basic	65,165,717	82,473,759	55,055,239	81,770,462
Diluted	75,274,247	82,715,712	73,653,943	82,129,097

Note 1:	The conversion of Renminbi (“RMB”) amounts into USD amounts is based on the rate of USD1 = RMB6.8183 on September 30, 2008 and USD1 = RMB6.8377 for the three months ended September 30, 2008.

E-HOUSE (CHINA) HOLDINGS LIMITED
SELECTED OPERATING DATA

	Three months ended		Nine months ended
	September 30,		September 30,,
	2007	2008	2007	2008
Primary real estate agency service
Total Gross Floor Area (“GFA”) of new properties sold (thousands of square meters)	1,449	998	2,731	2,565
Total value of new properties sold (millions of $)	1,363	1,041	2,591	2,912